

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
AUG 28 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 50856 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM DD YY) AND ENDING 06/30/14 (MM DD YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Global Brokerage, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Callaghan Road
(No. and Street)

San Antonio (City) Texas (State) 78229 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Callicotte (210) 308-1294
(Area Code Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP.
(Name – *if individual, state last, first, middle name*)

700 N. Pearl St., Suite 200 (Address), Dallas (City) Texas (State) 75201-2867 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Lisa Callicotte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Global Brokerage, Inc., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUNE FALKS
NOTARY PUBLIC
STATE OF TEXAS
COMM. EXPIRES 02-14-2016

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mailed on 1/7/14

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

**Forwarding and Address Correction Requested**

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

**Pursuant to the terms of this form (detailed below).**

x Susan Fink 1/7/14

Authorized Signature/Title Date

SIPC-3 2014

8-050856 FINRA JUN 6/2/1998
U S GLOBAL BROKERAGE INC
7900 CALLAGHAN ROAD
ATTN JIM LOVE
SAN ANTONIO, TX 78229

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

# Form SIPC-3 FY 2014

***Certification of Exclusion From Membership.***

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

**Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.**

**Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

# U.S. Global Brokerage, Inc.

## Financial Statements and Supplemental Information for the Year Ended June 30, 2014




BDO

# U.S. Global Brokerage, Inc.

Financial Statements
and Supplemental Information
for the Year Ended June 30, 2014

# U.S. Global Brokerage, Inc.

## Contents



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

## Report of Independent Registered Public Accounting Firm

Board of Directors
U.S. Global Brokerage, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of U.S. Global Brokerage, Inc. (the "Company"), a wholly-owned subsidiary of U.S. Global Investors, Inc., as of June 30, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Global Brokerage, Inc. at June 30, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information contained in Schedule I is the responsibility of the Company's management. Our audit procedures included determining whether the information contained in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the information contained in Schedule I. In forming our opinion on the information contained in Schedule I, we evaluated whether the information contained in Schedule I, including its form and content, is presented in conformity with requirements of Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

Dallas, Texas
August 21, 2014



# Financial Statements

# U.S. Global Brokerage, Inc.

## Statement of Financial Condition

*June 30, 2014*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 871,694 |
| Trading securities, at fair value | | 719,782 |
| Accounts receivable from affiliates | | 893,489 |
| Distribution fees receivable | | 154,603 |
| Prepaid expenses and other assets | | 79,831 |
| Total assets | $ | 2,719,399 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ | 160,306 |
| Total liabilities | | 160,306 |
| Commitments and contingencies | | |
| Stockholder's equity: | | |
| Common stock, par value $1.00 per share; 1,000 shares authorized, issued and outstanding | | 1,000 |
| Additional paid-in capital | | 29,896,641 |
| Accumulated deficit | | (27,338,548) |
| Total stockholder's equity | | 2,559,093 |
| Total liabilities and stockholder's equity | $ | 2,719,399 |

*See accompanying notes to financial statements.*

# U.S. Global Brokerage, Inc.

## Statement of Operations

| *Year ended June 30, 2014* | |
|---|---|
| **Revenues** | |
| Interest and dividend income | $ 1,282 |
| Distribution fees and other income | 1,978,709 |
| | 1,979,991 |
| **Expenses** | |
| General and administrative | 3,394,443 |
| Loss before income taxes | (1,414,452) |
| Income tax expense | - |
| Net loss | $ (1,414,452) |

*See accompanying notes to financial statements.*

## U.S. Global Brokerage, Inc.

### Statement of Changes in Stockholder's Equity

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| **Balance** at June 30, 2013 | $ 1,000 | $ 29,896,641 | $ (25,924,096) | $ 3,973,545 |
| Net loss | - | - | (1,414,452) | (1,414,452) |
| **Balance** at June 30, 2014 | $ 1,000 | $ 29,896,641 | $ (27,338,548) | $ 2,559,093 |

*See accompanying notes to financial statements.*

# U.S. Global Brokerage, Inc.

## Statement of Cash Flows

| *Year ended June 30, 2014* | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ | (1,414,452) |
| Changes in operating assets and liabilities: | | |
| Trading securities | | (719,782) |
| Distribution fees receivable | | 24,342 |
| Prepaid expenses and other assets | | 91,438 |
| Accounts payable and accrued liabilities | | (70,726) |
| Net cash used in operating activities | | (2,089,180) |
| **Cash flows from financing activities** | | |
| Accounts receivable from affiliates | | 2,048,498 |
| Net cash provided by financing activities | | 2,048,498 |
| Decrease in cash and cash equivalents | | (40,682) |
| Cash and cash equivalents, beginning of year | | 912,376 |
| Cash and cash equivalents, end of year | $ | 871,694 |

*See accompanying notes to financial statements.*

## 1. Organization and Nature of Business

U.S. Global Brokerage, Inc. ("USGB" or the "Company"), a wholly owned subsidiary of U.S. Global Investors, Inc. ("USGI"), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Act of 1934, as amended, Rule 15c3-3(k)(1).

USGB was organized for the purpose of acting as underwriter for U.S. Global Investors Funds ("USGIF") mutual fund shares (the "Funds") and for the purpose of distributing promotional materials regarding the Funds. USGB is responsible for the promotional and marketing expenses of USGIF.

USGI and USGB have an Administrative Services and Expense Sharing Agreement for the purpose of delineating which expenses will be borne directly by USGB and which expenses will be borne by USGI, and as such actual results could differ from those reported in the absence of this arrangement. Accordingly, USGI provides sufficient capital for the Company to operate. Either company may terminate this agreement by providing ninety days notice to the other. Neither company has any intention to terminate the agreement since they are related parties.

USGB is an integral part of the parent company (USGI) and is completely dependent on USGI to provide the necessary capital and liquidity for its operations. USGB was not intended to operate as a standalone company; it is a limited purpose broker dealer with no customers, customer accounts or customer assets, and does not transact business with customers.

## 2. Summary of Significant Accounting Policies

### *Cash and Cash Equivalents*

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains cash balances in bank accounts that may, at times, exceed federally insured limits. The Company has not incurred any losses from such accounts, and management considers the risk of loss to be minimal.

### *Investments*

The Company classifies its investments based on intent at the time of purchase and reevaluates such designation as of each reporting period date. The Company records security transactions on trade date. Realized gains (losses) from security transactions are calculated on the first-in/first-out cost basis, unless otherwise identifiable, and are recorded in earnings on the date of sale.

> ***Trading Securities*** - Securities that are purchased and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value. Unrealized gains and losses on these securities are included in earnings. The Company's investments are classified as trading securities.

***Held-to-Maturity Securities*** - Investments in debt securities that are purchased with the intent and ability to hold until maturity are classified as held-to-maturity and measured at amortized cost. The Company currently has no investments in debt securities.

***Available-for-sale Securities*** - Investments that are neither trading securities nor held-to-maturity securities and for which the Company does not have significant influence are classified as available-for-sale securities and reported at fair value. Unrealized gains and losses on these available-for-sale securities are excluded from earnings, reported net of tax as a separate component of shareholders' equity, and recorded in earnings on the date of sale. The Company has no investments classified as available-for-sale.

### *Distribution Fees*

The Company earns substantially all of its revenues from distribution services. Distribution fees are calculated as a percentage of assets under management and are recorded as revenue as services are provided. USGB is paid a fee at an annual rate of 0.25 percent of the average daily net assets of each of the Investor Class of the equity funds. The distribution fees receivable balance at June 30, 2014, was $154,603.

### *Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Fair Value of Financial Instruments*

The financial instruments of the Company are reported on the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

### *Advertising Costs*

The Company expenses advertising costs as they are incurred. Net advertising expenditures were $623,273 for the fiscal year ended June 30, 2014, and are included in general and administrative expenses on the Statement of Operations.

### *Income Taxes*

The Company utilizes ASC 740 - Income Taxes (formerly Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*), to account for income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company is included in the consolidated federal tax returns filed by USGI. Since the Company is a member of a consolidated group, the Company has elected under ASC 740-10-30-27 to use the separate return method to allocate the current and deferred tax expense for a group that files a consolidated return. As such, the Company has a deferred tax asset related to current and prior year losses. The Company has recorded a valuation allowance for the deferred tax asset related to current and prior year losses as they do not meet the more likely than not criteria for realization of the deferred tax asset on a separate return basis. There are no other items that would give rise to a deferred asset or liability.

***Comprehensive Income***

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income during the year. As a result, comprehensive income is the same as the reported net income for the year ended June 30, 2014.

## 3. Fair Value Measurements

The guidance for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (1) independent, (2) knowledgeable, (3) able to transact and (4) willing to transact.

The guidance for fair value measurements for financial assets and financial liabilities requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active

markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

The following table represents assets and liabilities reported on the Statement of Financial Condition at their fair value as of June 30, 2014 by level within the fair value measurement hierarchy:

| | | Fair Value Measurements at Reporting Date Using | | |
|---|---|---|---|---|
| | Assets Measured at Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Measured on a recurring basis: | | | | |
| Assets: | | | | |
| Trading securities - Mutual fund | $ 719,782 | $ 719,782 | $ - | $ - |
| Total | $ 719,782 | $ 719,782 | $ - | $ - |

The Company did not have any assets or liabilities reported on the balance sheet at their fair value as of June 30, 2013.

Investments held at June 30, 2014 are classified within Level 1 of the valuation hierarchy. The Company obtains fair value measurements for investment securities from investment managers and brokers. The fair value measurements for Level 1 investment securities consider observable data that may include quoted prices in active markets. The fair value measurements for Level 2 investment securities consider observable data that may include quoted prices on similar assets in active markets, quoted prices on actual assets that are not active, inputs other than quoted prices such as yield curves, volatilities, and prepayment speeds, and other inputs derived from market data. The fair value measurements for Level 3 investment securities consider unobservable data

and estimates to value the securities using methods such as the future cash flow approach and the liquidation of secured assets approach.

## 4. Net Capital Requirements

USGB is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3 percent of aggregate indebtedness. At June 30, 2014, USGB had net capital of $1,571,377, which was $1,546,377 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was .10 to 1.

## 5. Transactions with Related Parties

At June 30, 2014, the Company had receivables of $893,489 from USGI. The balance is non-interest bearing and has no fixed terms of repayments.

## 6. Additional Paid-In Capital

USGB made no net capital distributions to USGI for the year ended June 30, 2014.

## 7. Subsequent Events

The Company has evaluated subsequent events through August 21, 2014, the date of issuance of these financial statements. No events have occurred that would materially affect the financial statements.



# Supplemental Material

# U.S. Global Brokerage, Inc.

## Schedule I - Computation of Net Capital
## Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

| *June 30, 2014* | |
|---|---|
| **Computation of Net Capital** | |
| Total stockholder's equity | $ 2,559,093 |
| Deductions: | |
| Accounts receivable from affiliates | (893,489) |
| Prepaid expenses and other assets | (79,831) |
| Haircuts on securities - undue concentration | (14,396) |
| Total deductions | (987,716) |
| Net capital | $ 1,571,377 |
| **Computation of Basic Net Capital Requirements** | |
| Minimum dollar net capital requirement of reporting broker/dealer | $ 25,000 |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | 10,687 |
| Net capital requirement (greater of above two minimum requirement amounts) | 25,000 |
| Excess of net capital | $ 1,546,377 |
| **Computation of Aggregate Indebtedness** | |
| Accounts payable and accrued expenses | $ 160,306 |
| Total aggregate indebtedness | $ 160,306 |
| Ratio of aggregate indebtedness to net capital | .10 to 1 |

**Statement Pursuant to Rule 17a-5(d)(4)**

There were no material differences between the net capital reported in the Company's unaudited Form X-17A-5 as of June 30, 2014 and the Company's audited financial statements as of June 30, 2014.

# Supplemental Report





Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

## Report of Independent Registered Public Accounting Firm on Management's Exemption Report

Board of Directors
U.S Global Brokerage, Inc.
San Antonio, Texas

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) U.S. Global Brokerage, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which U.S. Global Brokerage, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) U.S. Global Brokerage, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Global Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Global Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Dallas, Texas
August 21, 2014

August 20, 2014


U.S. Global Investors, Inc.

**Management's Exemption Report**

BDO USA, LLP
700 N. Pearl, Suite 2000
Dallas, Texas 75201

Ladies and gentlemen:

We are providing this letter in connection with your audit of the financial statements of U.S. Global Brokerage, Inc. (the "Company") as of June 30, 2014, and for the year then ended. The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 under the 15c3-3(k)(1) exemption. The Company met this exemption throughout the most recent fiscal year without exception.

Lisa Callicotte
Chief Financial Officer
U. S. Global Brokerage, Inc.

7900 Callaghan Road
San Antonio, Texas
78229-2327
210.308.1234
1.800.US.FUNDS
www.usfunds.com